

INVEST IN **VICKY CAKES PANCAKE MIX**

Gourmet Vegan Pancake Mix & Syrup (minority & woman-owned)

LEAD INVESTOR ⌄



Extraordinary Investment Group Invest With E.I.G

At Extraordinary Investment Group, we are thrilled to be the lead investor in Vicki Cakes, a company that has already made a significant impact in the healthy breakfast market. Vicki Cakes' commitment to using simple, wholesome ingredients in their vegan, dairy-free pancake mix has resonated with customers, resulting in nearly $800k in revenue over three years. This achievement is a testament to the company's high-quality products, innovative marketing strategies, and the leadership of its Co-Founders, Christian and Cortney Sargent. One aspect of Vicki Cakes' growth strategy that we are particularly excited about is their plan to roll out new innovative products, such as sugar-free syrup, new gluten-free flavors, and protein pancake mixes. This demonstrates the company's commitment to meeting the evolving needs and preferences of its customers, as well as its dedication to staying ahead of the competition. We are excited to partner with Vicki Cakes because of their commitment to social responsibility and sustainability. The company plans to create an entrepreneurial grant program for single mothers, which aligns with their mission of empowering and supporting women in business. Additionally, the company plans to roll out new recyclable packaging, demonstrating their dedication to sustainability and minimizing their impact on the environment. We believe that companies with a strong sense of social responsibility and a commitment to sustainability are more likely to succeed in the long run, and we are proud to be part of Vicki Cakes' journey towards a more sustainable and socially responsible future. We believe that Vicki Cakes Pancake Mix is a company with tremendous potential for growth and success in the healthy breakfast market. Their commitment to high-quality products, innovative marketing strategies, and social responsibility aligns with our values at Extraordinary Investment Group, and we are thrilled to partner with Christian and Cortney Sargent as they continue to drive the company's growth and success.

Invested $5,000 this round

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vickycakesonline.com   Little Elm TX

Female Founder   Food & Beverage   Consumer Goods   B2C   Minority Founder

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Highlights

1. Nearly $800k in lifetime revenue (measured from the beginning of the company until now)

2. 154,000 bags of pancake mix sold in one day on Good Morning America

4. Dry pancake mix market is projected to hit $1.3B by 2025

5. All vegan, dairy-free products made with simple wholesome ingredients

6. $10,000 grant recipient from Beyonce's BEYGood and NAACP

7. Strategic partners include Gordon Food Services, Jewel Osco and KeHe Food Distributor

Our Team



Christian Sargent Co-Founder & CEO

Christian turned $12.17 into nearly $800k in revenue from the beginning of the company until now - with no prior CPG experience, salespeople, or ads budget. She continues to grow the company with a lean budget and a big vision.



Cortney Sargent Co-Founder & Chief Operating Officer

Cortney has been an entrepreneur for 14 years and previously worked as a designer for Frito-Lay. He conceived the Vicky Cakes name and launched the company on pre-sales and grew revenue to nearly $800k from the beginning of the company until now.

Pitch








Vicky Cakes is a woman-owned, Black-owned manufacturer of vegan pancake mixes and syrups. We are now giving the general public an opportunity to invest. If you have Vicky Cakes on your table or cabinet, you can now invest in the company for only $100.

We started the business with $12.17 by husband and wife duo who quickly grew revenue to $400,000 within the first year.

If you have Vicky Cakes on your table or cabinet, you can invest in the company for only $100.



We've been featured by almost every major media outlet and received a grant from the NAACP and Beyonce.





GMA · food network · BEYONCÉ · EBONY · Eat This, Not That! · POPSUGAR · TRAVEL NOIRE · COSMOPOLITAN · Voyage Dallas · sheen · GOOD MORNING texas · delish · thrillist · FOX 5 WASHINGTON DC · taste of the south · DW · WeBuyBlack · COMPLEX · NAACP · The New York Times

Problems We Solve

Ingredients – Consumers demand quality ingredients due to health concerns and restrictions. It's difficult to find vegan pancake mix with wholesome ingredients and without hydrogenated oils, additives and preservatives.

Convenience – Due to factors such as busy lifestyles and less time available for cooking, consumers often prefer packaged pancake mixes. Our pancake and waffle mixes require little preparation time and are available in a variety of flavors and even gluten free options.

Taste – Just-add-water pancakes come out flat, gummy or tasteless, and often leave consumers desiring more or feeling disappointed with the need to "doctor up" the recipe to get a homemade taste.



1. **Health-conscious consumers demand quality ingredients**

2. **Busy women & moms can't make pancakes from scratch**

3. **Just-add-water pancakes come out flat and tasteless**



The Solution

Vicky Cakes is a gourmet 40-yr-old family recipe that's light, fluffy, dairy-free, and inclusive.

We've disrupted the pancake mix industry with our all-vegan mix, innovative product lines, and culturally-relevant brand.

We stripped common additives from our syrup like high fructose corn syrup and preservatives to make a simply delicious and light syrup that goes down smooth without the chemicals you can't pronounce or dreaded aftertaste.

Vicky Cakes pancake mix and syrups are free of artificial ingredients, dyes, preservatives, GMOs, hydrogenated oils, high-fructose corn syrup, and all the other stuff you can't pronounce.

100% Vegan Recipe

20,000+ Customers & Counting

Gluten Free Products

High Growth Industry



We are truly an inclusive company that caters to nearly every dietary lifestyle and our pancakes taste just like "Big Mamma" made them (if not better)!










| 100% Vegan Recipe | Gluten-Free Product Line | Made In America | No Artificial | Dairy Free Recipe | No GMOs | No Powdered Eggs | No Preservatives |

Our Traction

In just 3 years, we've launched into the national spotlight and have been featured by nearly every major media outlet in the country with more in the works. Everybody is talking about Vicky Cakes!

Vicky Cakes sells direct-to-consumer, B2B wholesale, foodservice, and national retail. In 2019, we rolled out to 186 Jewel Osco locations, making us the 1st Black-owned pancake mix in grocery stores.

(We are the first to our knowledge. There may have been another company before us.)

38% Customer Retention	**$21** Average Order Value	**3.6%** Conversion Rate (2% industry avg)
$800k Lifetime Sales (projected by Q4)	**68%** Email Open Rate	

(The $800k is measured from the beginning of the company until now.)

We generated revenue to $400,000 within the first year with only $10,000 in outside investment.

We've bootstrapped our way to nearly $800,000 in lifetime sales; and with your help we'll reach $1M in lifetime sales by the end of 2023. *(not guaranteed)*

The Opportunity

Vicky Cakes is the 1st Black-owned pancake mix in grocery stores. Invest today and be a part of that Black American history.

(We are the first to our knowledge. There may have been another company before us.)





The pancake mix industry is expected to grow $1.36B from 2020-2025, according to **Technavio**. According to **recent market analysis**, consumers crave convenience in the kitchen, inexpensive and simple meals at home rather than dining out, and prefer packaged pancake mixes.

Investing in Vicky Cakes gives you the opportunity to make a healthy return on your investment.



source: https://www.technavio.com/report/pancake-mixes-market-industry-analysis#:~:text=The%20pancake%20mixes%20market%20share,at%20a%20CAGR%20of%205.43%25.

Gluten-free Pancakes Are On the Rise

KS	K S.
	Verified Buyer

★★★★★

EW	Evangeline W.
	Verified Buyer

★★★★★

Best Gluten Free Pancakes EVER!

I have tried several gluten - free pancake mixes and NONE, ZERO come close to the taste nor texture of Vicky Cakes. There is no after-taste nor grainy texture to Vicky Cakes pancakes and I love them. Forever a Vicky Cakes fan!

K S.

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Wonderful!

The gluten free pancakes were wonderful, great texture and taste. They are way better than other brands in the stores. I will be placing another order!

Evangeline W.

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The high incidence of digestive health problems, weight management issues, and the demand for nutritious food is fueling the overall demand for gluten-free food items.

Vicky Cakes has the best-tasting gluten-free AND vegan pancake mix on the market, which is hard to find. With plans to expand our gluten-free product line to include all of our flavors we are positioned to increase revenue exponentially as we facilitate opportunities with Whole Foods, Target, and Sam's Club.

Invest in the Pancakes in Your Pantry



BLUEBERRY
ORIGINAL
PANCAKE & WAFFLE MIX

Don't sit back and watch us win—You're invited to **WIN WITH US!** At only $100, you can invest and be a part of our success!

Become a Vicky Cakes ambassador and spread the word about the delicious and clean label pancake mix that is bringing back to the table all around the world.

   

We are a company with a cause selling pancakes with a purpose.

  


VickyCakes


vickycakesonline.com
VickyCakes
PANCAKE & WAFFLE MIX
The Heart of Breakfast
No Preservatives
No Artificial Colors
Non-GMO
Vegan-friendly
LIGHT AND FLUFFY
HOMEMADE RECIPE
READY IN 5 MINUTES
Pancake Boss

As a Vicky Cakes investor, you would fulfill a social need by investing in disenfranchised communities and the betterment of young entrepreneurs and single mothers.

Your investment will help us start a grant program to offer startup funds to single mothers who wish to purse business endeavors.

Moreover, we are fighting food waste by selling our products in convenient single-serve sizes and bundles of 3 and 4 so families don’t overbuy and subsequently waste food.

With your investment, we plan to scale Vicky Cakes for the maximum return and generational impact for our culture!

Here are a few goals that we plan to achieve in the next 1-5 years:

- Roll out new innovative products like sugar free syrup, new gluten-free flavors, protein pancake mixes, cookbooks and more!

- Move into a larger production facility to support our multi-pronged approach to growth.

- More capacity will allow us to satisfy our current customer base, fulfill the immediate demand, and expand our retailer footprint and direct-to-consumer model.

- Create an entrepreneurial grant program for single mothers.

- Roll out new recyclable packaging.




Invest in Vicky Cakes With Only $100
Reserve Your Seat At The Table
Vicky Cakes
ORIGINAL
PANCAKE & WAFFLE MIX
Vicky Cakes
ORIGINAL SYRUP
Vicky Cakes
PECAN
PANCAKE & WAFFLE MIX

Forward-looking financials are projections and not guaranteed.